The United States Life Insurance Company in the City of New York (USL)

Home Office

[28 Liberty Street, 47th floor

New York, New York 10005]

Administrative Service Office:

[Retirement Services Center, P.O. Box 15648, Amarillo, Texas 79105]

CONTRACT OWNER: [XYZ Company]

CONTRACT NUMBER: [123ABC]            DATE OF ISSUE: [01/01/2025]

In return for Purchase Payment(s), USL will pay annuity and other benefits as provided in this Contract.

PLEASE READ YOUR CONTRACT CAREFULLY

See Index on the following pages

●	Maintenance Charge – There is no account maintenance charge.
●

Separate Account Charge – There is a daily charge against the Separate Account at an annual rate of up to 1.25% of the assets of the Variable Investment Options to which assets are allocated. This charge only applies to assets of the Variable Investment Options. See Section 2.06.

●	Cash Surrender or Withdrawal Charge – There is no charge at the time of surrender or withdrawal except as provided in Section 4.02.

The conditions and provisions on this and the following pages, including any attached Endorsement(s) and/or Rider(s), are the entire legal Contract between USL and the Contract Owner. No agent has the authority to change this Contract or waive any of its provisions. Only the President or a Vice President of USL may change this Contract. Any such changes must be in writing. All conditions and provisions are subject to applicable state and federal laws.

RIGHT TO EXAMINE – If, within 20 days of receipt of this Contract or a certificate under this Contract (60 days if the Contract or a certificate under this Contract replaced any other life insurance or annuity contract(s) or certificate(s)) You are not satisfied with it, You may return this Contract to Our Administrative Service Office or to an authorized representative of the Company. The Company will refund the Purchase Payment, including any fees or other charges, or the Accumulation Value, whichever is greater, as of the business day during which We or an authorized representative receives the Contract or a certificate under this Contract as of the date the Contract or a certificate under this Contract is mailed (post-marked date) to Us. Upon such refund, the Contract or a certificate under this Contract shall be void.

EXECUTED AT USL’S HOME OFFICE ON THE DATE OF ISSUE

ANNUITY PAYMENTS AND SURRENDER VALUES PROVIDED BY THIS CONTRACT WHEN BASED ON INVESTMENT EXPERIENCE OF THE SEPARATE ACCOUNT ARE VARIABLE AND ARE NOT GUARANTEED AS TO FIXED DOLLAR AMOUNT AND WILL INCREASE OR DECREASE IN VALUE BASED ON INVESTMENT RESULTS.

The smallest annual effective rate of the investment return that would have to be earned on assets of the Separate Account so that the dollar amount of variable annuity payments will not decrease is 6.25%, compounded daily. The smallest annual rate of investment return may be lower depending on the Separate Account Charge and Assumed Investment Return elected.

[USL may close the fixed account options provided for in this Contract to new deposits or transfers at any time after the Date of Issue with [ 30 ] days advance written notice (see section 3.01).]

GROUP VARIABLE DEFERRED ANNUITY CONTRACT

WITH FIXED FUNDING

NON-PARTICIPATING

INDEX

Section 1	DEFINITIONS	[6-7]

Section 2	CONTRACT AND PURCHASE PAYMENTS	[7]
2.01	Incontestability	[7]
2.02	Minimum Contract Value	[7]
2.03	Plan Provisions	[7]
2.04	Purchase Payments	[7]
2.05	Maintenance Charge	[7]
2.06	Separate Account Charge	[7]

Section 3	INVESTMENT OPTIONS	[7]
3.01	Fixed Account Options	[7-8]
3.02	Variable Investment Options	[8]
3.03	Accumulation Unit	[8]
3.04	Accumulation Unit Value	[8]
3.05	Transfers During the Accumulation Period	[9]
3.06	Transfers During the Annuity Period	[9]

Section 4	BENEFITS	[9]
4.01	Cash Surrender or Withdrawal	[9-10]
4.02	Charges for Cash Surrender or Withdrawal	[10]
4.03	Conditions under which No Surrender or Withdrawal Charges are deducted	[10-11]
4.04	Annuity Period	[11]
4.05	Starting Annuity Income Benefits	[11]
4.06	Partial Annuitization / No Commutation	[11]
4.07	Minimum Annuity Payments	[11]
4.08	Misstatement of Age	[11]
4.09	Annuity Income (Payment) Options	[11-12]
4.10	Fixed or Variable Annuity Basis	[12]
4.11	Variable Annuity Payments	[12]
4.12	Assumed Investment Rate (AIR)	[12]
4.13	Annuity Units and Annuity Unit Value	[13]
4.14	Betterment of Rates	[13]
4.15	Actuarial Basis of Computation	[13-14]
4.16	Beneficiaries	[14-15]
4.17	Death Payment Provisions	[15-16]

Section 5	CODE REQUIREMENTS AND RETIREMENT PLAN PROVISIONS	[16]
5.01	General	[16]
5.02	Direct Rollovers	[16]
5.03	Plan Provisions	[16]

Section 6	GENERAL PROVISIONS	[16]
6.01	Participant Certificates	[16]

6.02	Vesting	[16]
6.03	Written Notices to Us	[16]
6.04	Change of Contract	[17]
6.05	Future Participants	[17]
6.06	Reports	[17]
6.07	Voting Rights	[17]
6.08	Suspension of Payments	[17]
6.09	Deferral of Cash Surrender or Withdrawal	[17]
6.10	Proof of Survival	[17]
6.11	Substitution of Investment Fund Shares	[17]
6.12	Minimum Benefit	[18]
6.13	Separate Account	[18]
6.14	Merger or Closure of One or More Investment Options	[18]
6.15	Termination of the Contract by USL	[18]
6.16	Forfeiture	[18-19]
6.17	Distributed Contract	[19]
6.18	Applicable Law	[19]
6.19	Non-Participating Contract	[19]

Section 1 – DEFINITIONS

Accumulation Period – the time between the date of the first Purchase Payment and the Annuity Date, as defined in Section 4.04, for a Participant.

Accumulation Value – equals the sum of the values of the Fixed Account Options (including interest) and Variable Investment Options allocated to a Participant Account that have not been applied to provide annuity payments.

Administrative Service Office – the address shown on Page 1 of this Contract or a certificate where all Written Notices to Us regarding this Contract or a certificate are to be sent.

Annuitant – means the person on whose life USL will base payments during the Annuity Period.

Annuity – a periodic benefit purchased for a Participant under Section 4.

Annuity Period – the time during which USL makes annuity payments.

Certificate Year – the twelve month period starting with the issue date of a Participant’s certificate and each anniversary of that date.

Code – the Internal Revenue Code of 1986, as amended.

Company – “We,” “Our,” “Us,” “Company,” or “USL,” means The United States Life Insurance Company in the City of New York.

Contract Owner – the entity that makes application for the Contract. A reference to “You” or “Your” means the Contract Owner or designated administrator.

ERISA – the Employment Retirement Income Security Act of 1974, as amended.

General Account – assets of USL other than those in the Separate Account or any other segregated asset account.

Investment Fund – an investment portfolio or fund which is the underlying investment medium for a Variable Investment Option.

Participant – a person for whom or with respect to whom Purchase Payments are made under the Contract.

Participant Account – an individual account which is established for a Participant to record the Accumulation Value for the Participant.

Plan – the employer-sponsored retirement plan, annuity purchase arrangement, or deferred compensation program for which this Contract is issued.

Purchase Payment – an amount paid to USL for allocation to a Participant Account.

SEC – The U. S. Securities and Exchange Commission.

Separate Account – a segregated asset account established under the New York Insurance Law (known as USL Separate Account RS).

Surrender Value – the Accumulation Value of a Participant Account less any applicable surrender charge and excluding any full or partial annuitization.

Section 2 – CONTRACT AND PURCHASE PAYMENTS

2.01 Incontestability – This Contract is incontestable.

2.02 Minimum Contract Value – We can distribute the Surrender Value if the Accumulation Value for the Participant Account falls below [$300] and there are no Purchase Payments for [two Certificate Years].

2.03 Plan Provisions – As further explained in Section 5, this Contract is subject to the provisions of the Plan. To the extent provided by the Plan, any rights that may be exercised by a Participant under this Contract may instead be exercised by the Contract Owner or a Plan representative.

2.04 Purchase Payments – Purchase Payments may be made at any time during the Accumulation Period and may include amounts that are rolled over or directly transferred from another plan; however, We reserve the right to limit, refuse or cease accepting Purchase Payments into the Contract, or specific categories of Purchase Payments (e.g., transfers from other plans or from other accounts or investments under the Plan, or transfers or Purchase Payments that are not periodic or that are limited in dollar amount) at any time, with not less than [180] days advance notice of such limitation or cessation. We require no payment beyond the first. There is no penalty if any scheduled payments are omitted or stopped.

If only one Purchase Payment is to be allocated to a Participant’s Account, it must be at least [$1,000]. Periodic payments must be at least [$30] each. USL may waive this minimum.

We may deduct amounts from Purchase Payments or from the Accumulation Value for applicable premium taxes, if any. We will allocate the net Purchase Payment to one or more Investment Options according to the Participant’s directions unless the Contract Owner has retained that right under the Plan.

2.05	Maintenance Charge – There is no account maintenance charge.

2.06 Separate Account Charge – We deduct a daily charge from the Separate Account. The amount of the charge depends on the Variable Investment Options from which it is deducted and is imposed at an annual rate of up to 1.25% of the assets of the Variable Investment Options.

Section 3 – INVESTMENT OPTIONS

We will allocate Purchase Payments to one or more Variable Investment Options and Fixed Account Options (“Investment Options”) selected by the Participant. Each selection must be a whole percentage of Purchase Payments. We reserve the right to limit the number of Investment Options available under the Contract as set forth in Section 3.05(a). The Investment Options available under the Contract will be those selected by the Contract Owner on the application. The Contract Owner may request, from time to time, that We add or substitute Investment Options available from the Separate Account. Any such request will be subject to Our approval and to any other applicable limitations in the Contract.

3.01 Fixed Account Options – Fixed Account Options are based on the General Account. Allocations to the Fixed Account Options earn interest as credited daily by USL during the Accumulation Period. The interest credited will be at least the guaranteed minimum interest rate.

(a)

The guaranteed minimum interest rate that will be credited to amounts in the Fixed Account Options for a Participant Account during the Accumulation Period will be shown on the Investment Information Page or an applicable endorsement, if needed, for that Participant Account.

(b)

Notwithstanding subparagraph (a) above, a separate guaranteed minimum interest rate will be used to determine minimum fixed annuity payments during the Annuity Period. The guaranteed minimum interest rate for fixed annuity payments will be 2% or the Guaranteed Minimum Interest Rate shown on the Investment Information Page, if less.

There are two Fixed Account Options: Short Term Fixed Account and Fixed Account Plus.

(i)

Short Term Fixed Account. We will credit interest to the Short Term Fixed Account on a portfolio basis. On the portfolio basis, all amounts accumulated will be credited with the same rate of interest for not less than a calendar year.

(ii)

Fixed Account Plus. We will credit interest to the Fixed Account Plus on the following basis: Periodically, but not less frequently than annually based on a calendar year, We will declare interest rates that apply separately to amounts accumulated in separate time periods. Each such declared interest rate will be the same rate of interest for not less than a calendar year.

[Throughout the duration of the Contract, USL may close one or more of the Fixed Account Options to deposits or transfers, and to transfers among the Investment Options, at any time after the Date of Issue with [30] days advance written notice. USL may make the Fixed Account Options available or close the Fixed Account Options as frequently as it determines at any point in time while the Contract is in force, provided USL gives [30] days advance written notice in each case. This right may be exercised where the yield on investments would not support the guaranteed minimum interest rate or where new Purchase Payments or transfers in or among Investment Options do not comply with requirements regarding transfers provided for in this Contract.]

3.02  Variable Investment Options – Variable Investment Options are based upon Investment Funds available within the Separate Account. The Separate Account invests in a number of Investment Funds. Each Investment Fund underlying a Variable Investment Option has a different investment objective. Investment returns on Variable Investment Options may be positive or negative and are not guaranteed.

3.03 Accumulation Unit – An Accumulation Unit is a measuring unit for amounts allocated to a Variable Investment Option before annuity payments begin. The value of an Accumulation Unit will vary with the net investment return of the respective underlying Investment Fund. Accumulation Units may be credited to the Participant’s Account due to a Purchase Payment or a transfer from another Investment Option. The number of Accumulation Units credited to the Participant’s Account is determined by dividing the dollar amount of the transaction by the Accumulation Unit Value for that Variable Investment Option at the next time it is computed.

3.04 Accumulation Unit Value – The Accumulation Unit Value is the value of one Accumulation Unit of a Variable Investment Option. We will calculate it at the end of trading each day the New York Stock Exchange is open, except as described in Section 6.08. The value of an Accumulation Unit of a Variable Investment Option is the Accumulation Unit Value last computed, multiplied by one plus the Investment Rate for the period. The Investment Rate may be positive or negative. The Investment Rate is the change in the value of the Investment Fund’s portfolio (capital gains and losses whether or not realized and investment income) since the last computation, divided by the amount of assets at the beginning of the period, less a factor for:

(a)	The Separate Account Charge for the period at the applicable annualized rate up to 1.25%, and

(b)	Any taxes attributed to the Separate Account or reserve held for such taxes.

3.05 Transfers During the Accumulation Period – During the Accumulation Period, the Participant may request transfers by telephone, through the Company’s website, or in writing by mail. The Participant may transfer amounts among Investment Options, subject to the following:

(a)	We reserve the right to limit allocations among Investment Options to [twenty] at any one time.
(b)	We reserve the right to require transfers to be at least [30] days apart.
(c)

Transfers from the Short Term Fixed Account. After a transfer to the Short Term Fixed Account, the Participant may not make any transfer from the Short Term Fixed Account for [90] days. We may change this transfer restriction at any time. However, the transfer restriction period may not exceed [180] days.

(d)

Transfers from Fixed Account Plus. The Participant may transfer to other Investment Options up to [20%] of the Accumulation Value allocated to Fixed Account Plus during each Certificate Year without charge. If multiple transfers are made in a Certificate Year, the percentages of the Accumulation Value transferred each time will be added together to determine the [20%] transfer limit for that Certificate Year. For each transfer, the percentage transferred is the ratio of the amount transferred to the portion of the Accumulation Value allocated to Fixed Account Plus immediately prior to the transfer. However, if following a [20%] transfer, the remaining amount allocated to Fixed Account Plus would be less than [$500], the Participant may transfer the remaining amount, without charge.

A withdrawal for the purpose of transfers from Fixed Account Plus to another funding entity (under Section 4.01 of this Contract) counts as a transfer for purposes of the [20%] transfer limit stated above.

3.06 Transfers During the Annuity Period – During the Annuity Period, the Participant may transfer Annuity Unit values among the Variable Investment Options. The Participant may also transfer Annuity Unit values from the Variable Investment Options underlying a Variable Annuity to provide a Fixed Annuity. Transfers must be at least 365 days apart. We will not permit any transfer from a Fixed Annuity during the Annuity Period. Refer to Section 4.13for the definition of an Annuity Unit.

Section 4 – BENEFITS

4.01 Cash Surrender or Withdrawal –

a)

Cash Surrender. Subject to the restrictions in Sections 5.01 and 5.03, the Participant may surrender the Participant Account before the Annuity Date for a cash payment equal to the Surrender Value as of the date We receive the request at the Administrative Service Office. The Surrender Value is the Accumulation Value less any charges described below, if applicable.

The Surrender Value of the Fixed Account Options will never be less than the amount of all Purchase Payments allocated to the Fixed Account Options, less any amounts transferred to Variable Investment Options or withdrawn.

b)

Withdrawal. Subject to the restrictions in Sections 5.01 and 5.03, the Participant may withdraw a portion of the Accumulation Value in cash at any time before the Annuity Date. We may deduct a charge as described below in section 4.02.

c)	Contract Owner Withdrawal or Surrender. Subject to the restrictions in Section 5.03 and in accordance with applicable law, the Code and/or ERISA:

(i)

Except as otherwise expressly authorized by a Plan under which this Contract is held, rights to surrender or withdraw under this Section 4.01, or transfer under Section 4.02, apply to the Participant. Plan authority conferred on the Contract Owner, if applicable, which may include authority to surrender the Contract, would be applied as an aggregation of individual Participant rights under their respective Certificates; and
(ii)	In the event the Contract Owner withdraws or surrenders pursuant to this Section 4.01(c),
(A)	The Contract Owner and the Company will mutually agree to a date on which Purchase Payments will no longer be accepted by the Company; and
(B)

On behalf of the Participants, the Contract Owner will be permitted to surrender the Contract in accordance with Section 4.02 with respect to the Variable Investment Options and the Fixed Account Options, as determined in each case by mutual agreement with the Company.

4.02 Charges for Cash Surrender or Withdrawal

a)

General. Cash surrender or withdrawal charges under the Contract or certificate will not apply unless the Participant makes a surrender or withdrawal for transfer to another funding entity. The charge is 5% of (1) the amount withdrawn, or (2) the amount of any Purchase Payments received during the most recent 60 months prior to the surrender or withdrawal, whichever is less.

b)

10% withdrawal in Certificate Year. Subject to the provisions of Sections 4.03 and 4.04, in any Certificate Year, the Participant may withdraw up to 10% of the Accumulation Value without charge. The surrender charge will be applicable only to the amount withdrawn that exceeds 10%. The percentage withdrawn will be calculated as the ratio of the amount withdrawn to the Accumulation Value immediately prior to the withdrawal. If multiple withdrawals are made in a Certificate Year, the percentages withdrawn for each withdrawal will be added together to determine whether the 10% limit has been exceeded.

Except as otherwise expressly authorized by a Plan under which this Contract is held, rights to surrender or withdraw under Section 4.01, or transfer under Section 4.02, apply to the Participant. If a Plan is authorized to direct such a surrender, withdrawal or transfer, such rights are cumulative of the individual Participant rights under this Section 4.

4.03 Conditions under which no surrender or withdrawal charges will be deducted. We will not deduct charges from a Participant Account under any of the following conditions:

(a)	The Participant elects an Annuity Income Option; or
(b)	After the death of the Participant; or
(c)

The Participant has become totally and permanently disabled. This means that the Participant is unable, because of physical or mental impairment, to perform the material and substantial duties of any occupation for which the Participant is suited by means of education, training or experience. The impairment must have been in existence for more than 180 days to qualify for this benefit.

Such impairment must be expected to result in death or be long-standing and indefinite.

We require proof of disability. We will accept a certified Social Security finding of disability or a doctor’s verification; or

(d)	The withdrawal and any earlier withdrawals from the Participant Account during the same Certificate Year do not exceed 10% of the Accumulation Value (see Section 4.02(b)); or
(e)	The Participant is separated from service with the employer that maintains the Plan; or
(f)	No Purchase Payments were made to the Participant Account in the five years preceding the date of the surrender or withdrawal; or
(g)	The Participant is at least 59 1⁄2 years old and the Participant Account was established at least five years before the date of the surrender or withdrawal (i.e., sixth Certificate Year or later); or
(h)	The Participant Account was established at least fifteen years before the date of the surrender or withdrawal (i.e., sixteenth Certificate Year or later); or
(i)	The Participant is retired from service with the employer that maintains the Plan; or

(j)	To the extent that a withdrawal or surrender is made on account of a hardship under the terms of the employer’s Plan.

We may waive any withdrawal or surrender charge attributable to Purchase Payments received during specific periods of time, under conditions and limitations set by Us. Any such waiver will be made by USL. Notice of the right to surrender without charge will be mailed to the Contract Owner when such waiver is declared by USL.

4.04 Annuity Period – The Annuity Period begins at the Annuity Date, when the Participant’s Accumulation Value is applied under an Annuity Income Option. The Participant may change the Annuity Date shown on the first page of the Participant Certificate by giving Us at least 30 days’ notice. The selected Annuity Date may be the first day of any calendar month, but if the Participant chooses a life income option, the Annuity Date may not precede the Participant’s [50th ] birthday without Our permission unless otherwise required under the Plan, if any.

4.05 Starting Annuity Income Benefits – At least 30 days in advance of the Annuity Date, the Participant must choose one of the Annuity Income Options in Section 4.09 and provide reasonable proof of age for any person whose age is taken into account under a life income option. If the Participant fails to select another Annuity Income Option, annuity payments will be made on the basis of the Second Option with payments guaranteed for a ten-year period, commencing on the Annuity Date.

4.06 Partial Annuitization / No Commutation – The Participant may choose to apply less than the full Accumulation Value under an Annuity Income Option and may choose different Annuity Dates and different Annuity Income Options for different portions of the Accumulation Value. Therefore, the Contract may, at times, be in both an Accumulation Period and an Annuity Period. If the Participant chooses to do this, the provisions of the Contract relating to the Accumulation Period and the Annuity Period will be applied as though there were separate Contracts. Full or partial commutations by the Participant are not permitted.

4.07 Minimum Annuity Payments – The Participant may not choose any Annuity Income Option if the resulting initial payment would be less than $20 (“Minimum Annuity Payment”) or the Accumulation Value is less than $5,000 (“Minimum Accumulation Value”), in each case under either a Fixed Annuity, Variable Annuity or a combination Fixed and Variable Annuity. We reserve the right to convert monthly payments to quarterly, semi-annual, or annual payments so the initial payment will be at least the Minimum Annuity Payment. If an Annuity Income Option is not available due to a Minimum Annuity Payment not being achievable or failure to meet the Minimum Accumulation Value, then USL may cancel the annuity and pay the Accumulation Value of the Certificate to the Participant with no withdrawal charge.

4.08 Misstatement of Age – If the annuity payments depend upon an individual’s survival and the date of birth of any individual was misstated, We will adjust the remaining payments. The amount remaining to be paid will be the amount that should have been paid with the correct information. We will credit or charge the amount of any underpayment or overpayment against the next succeeding payment or payments, if any remain. We reserve the right to collect any overpayment directly from the payee. Once annuity payments have begun, any underpayments will be made up in one sum including interest at the annual rate of [3]% with the next annuity payment. Overpayments including interest at the annual rate of [3]% will be deducted from the future annuity payments until the total is repaid.

4.09 Annuity Income (Payment) Options – The Participant may choose to receive payments under any of the Annuity Income Options below or any other option agreed to by USL. Annuity payments will be made periodically. Any option chosen must comply with applicable state and federal laws and regulations. Available Annuity Income Options may be limited by the Plan, if any.

FIRST OPTION – Life Annuity With No Guarantee Period – An income payable during the Participant’s life. All payments cease at the Participant’s death with no further amounts payable.

SECOND OPTION – Life Annuity With Guarantee Period of 5, 10, 15, or 20 years – An income payable during the Participant’s life. If, at the Participant’s death, We have made payments for fewer than the number of years selected, We will continue payments to the Beneficiary for the remainder of the guarantee period.

THIRD OPTION – Life Annuity With Cash or Unit Refund Option – An income Payable during the Participant’s life. Payments cease at the Participant’s death. However, the Beneficiary may receive an additional payment. For payments on a Fixed Annuity basis, the additional payment, if any, will be the Accumulation Value applied to this option less the total of all prior payments. For payments on a Variable Annuity basis, the additional payment, if any, will be the current value of the number of Annuity Units credited at the Annuity Date less the number of Annuity Units that have been paid. For this purpose, the number of Annuity Units credited equals the Accumulation Value applied to this option divided by the Annuity Unit Value at the date used to calculate the first annuity payment.

FOURTH OPTION – Joint and Survivor Life Annuity – An income payable during the joint lives of the Participant and a second person and thereafter during the life of the survivor.

FIFTH OPTION – Payments for a Designated Period – An income payable for a selected number of years between five and thirty. This option is available for Fixed Annuities only.

For an Annuity Income Option quote, please call Us at the telephone number under Customer Service Information on the last page of this Contract or a certificate.

4.10 Fixed or Variable Annuity Basis – A Fixed Annuity provides benefit payments of a fixed dollar amount. A Variable Annuity provides benefit payments which vary with the investment return of the chosen Variable Investment Options.

The Participant may elect to receive payments under any annuity option as a Fixed Annuity, a Variable Annuity, or a combination Fixed and Variable Annuity. If the Participant makes no election, amounts in Fixed Account Options will provide a Fixed Annuity and amounts in Variable Investment Options will provide a Variable Annuity.

4.11 Variable Annuity Payments – We will determine the amount of each Variable Annuity payment by multiplying the number of Annuity Units payable by the Annuity Unit Value on the [tenth] day (or the preceding business day if the [tenth] day is not a business day) prior to the payment due date.

We will determine the number of Annuity Units payable at the beginning of the Annuity Period. We will divide the dollar amount of the first payment by the Annuity Unit Value for that Variable Investment Option on the tenth day before the Annuity Date. The number of Annuity Units payable from each Variable Investment Option remains constant unless the Participant transfers a portion of the annuity benefit between the Variable Investment Options or from a Variable Annuity to a Fixed Annuity. However, the dollar amount payable is not fixed and may change from month to month. Neither expenses actually incurred, other than taxes on the investment return, nor mortality actually experienced, shall adversely affect the dollar amount of variable annuity payments after such payments have commenced. The smallest annual effective rate of the investment return that would have to be earned on assets of the Separate Account so that the dollar amount of the variable annuity payments will not decrease is 6.25%, compounded daily. The smallest annual rate of investment return may be lower depending on the Separate Account Charge and AIR You selected. The Contract’s assumed rate of return is based on compounded interest.

4.12 Assumed Investment Rate (AIR) – Since the future rate of return on Variable Options is unknown, the Participant must choose an Assumed Investment Rate (AIR). The AIR is the assumed rate of return used to determine the first annuity payment for a Variable Annuity Option, and once the AIR is established, it cannot be changed. Rates of 3%, 3 1/2%, 4 1/2%, 5% or a higher rate may be chosen if permitted by state law and regulations. If no AIR is chosen, the AIR will be 3 1⁄2%. A higher AIR will result in a higher initial payment. Choice of a lower AIR will result in a lower initial payment. Payments will increase whenever the

Investment Rate exceeds the chosen AIR. Payments will decrease whenever the Investment Rate is less than the chosen AIR.

4.13 Annuity Units and Annuity Unit Value – An Annuity Unit is a measuring unit We use to determine the amount of the annuity payments to be made. All or a portion of the Accumulation Value is used to purchase a stream of annuity payments represented by a number of Annuity Units payable each period. The value of these Annuity Units represents the benefit amount paid each period.

For Fixed Annuity options, the number of Annuity Units equals the dollar amount of each payment since the Annuity Unit Value is fixed at $1.00.

For Variable Annuity options, the Annuity Unit Value varies with the investment rate each period. The Annuity Unit Value is the value of one Annuity Unit of an Investment Option.

The value of a Variable Annuity Unit is A multiplied by B multiplied by C (AxBxC).

A = the Annuity Unit Value for the Variable Investment Option at the immediately preceding computation date

B = 1 + the for the variable fund for the period

C = the applicable AIR Factor from the following table raised to the power of the number of days in the period

AIR	AIR Factor
3%	0.999919
3 1⁄2%	0.999906
4 1⁄2%	0.999879
5%	0.999866

4.14  Betterment of Rates – Fixed and Variable Annuity – We will use the applicable current settlement option rates if these will provide higher fixed annuity payments to the Participant, less any applicable premium taxes.

4.15 Actuarial Basis of Computation – For all Annuity Income Options, the value We use to determine annuity payments will be the applied portion of the Accumulation Value on the tenth day (or the preceding business day if the tenth day is not a business day) preceding the date of the first annuity payment, less any applicable premium taxes. The actuarial basis for the life Annuity Income Options is the 2012 Individual Annuity Reserving (IAR) Table using the age nearest birthday of the Annuitant at the time of the first payment is due and if applicable, a designated second person if permitted under the Annuity Income Options in Section 4.09 and the Fixed Account Option minimum guaranteed interest rate in Section 3.01(b). The annuity rates pertaining to the Actuarial Basis of Computation for Annuity Income Options that are payable for the lifetime of the Annuitant will be furnished upon Your request.

For the Fifth Option, the following table demonstrates payments as described with an example of a 1% interest rate.

DOLLAR AMOUNT REQUIRED TO PURCHASE AN ANNUITY

WITH A FIRST MONTHLY PAYMENT OF $1.00

Option 5 – Payment for a Designated Period

Years of Payment		Years of Payment
5	$58.51	18	$197.68
6	$69.86	19	$207.66

7	$81.11	20	$217.54
8	$92.24	21	$227.32
9	$103.26	22	$237.00
10	$114.18	23	$246.59
11	$124.98	24	$256.09
12	$135.68	25	$265.49
13	$146.27	26	$274.79
14	$156.76	27	$284.01
15	$167.14	28	$293.13
16	$177.42	29	$302.17
17	$187.60	30	$311.11

4.16 Beneficiaries – This Section 4.16 provides for terms relating to a Beneficiary in the event a death occurs during the Accumulation Period or during the Annuity Period.

(a)	Definition of a Beneficiary. A Beneficiary is the person or entity the Participant designates to receive any benefits payable upon the Participant’s death.
(b)

Designation of a Beneficiary. During the Participant’s lifetime, he or she has the right to designate a Beneficiary and to change the designation. The change may be made by sending a written request to Our Administrative Service Office. A change in Beneficiary will take effect on the date the request is signed; subject to any actions taken by Us prior to the date We receive the written change of Beneficiary notice. The Owner’s most recent Beneficiary change in writing received by Us will replace any prior Beneficiary designations. We are not liable for any payment(s) made by Us before the receipt of such written change of Beneficiary notice.

(c)	Payments to Beneficiary. Unless otherwise provided in the Beneficiary designation or in 4.17(a) or (b):
1)	If any Beneficiary dies prior to the Participant, that Beneficiary’s interest will be divided pro rata among the remaining named Beneficiaries.
2)	If no Beneficiary survives the Participant, death benefits will be paid to the Participant’s estate.
3)	If any Beneficiary dies after the Participant, that Beneficiary’s interest will pass to his or her Beneficiary or, if none, to his or her estate.
(d)

Simultaneous Death Provision. If We cannot determine whether the Participant or a Beneficiary died first in a common disaster, We will assume that the Beneficiary died first and make payments on that basis.

(e)

Multiple Beneficiaries. The Participant may designate two or more Beneficiaries to receive separate percentage interests in the death benefits payable under this Contract. Each such Beneficiary may separately exercise the rights that a Beneficiary has under this Contract.

(f)

Contingent Beneficiaries. The Participant may designate one or more Contingent Beneficiaries. A Contingent Beneficiary will receive benefits payable upon the Participant’s death if all of the primary Beneficiaries have died prior to the Participant. A Contingent Beneficiary will have all of the same rights as a Beneficiary during the Accumulation Period or an Annuity Period.

(g)

Trust or Estate as Beneficiary. Payments to a Beneficiary that is a trust or estate will be made only in a lump sum or in installments over a period not to exceed five years, to the extent required by applicable law.

(h)

Unlocatable Beneficiaries. If after exercise of reasonable diligence We are unable to obtain a mailing address or other suitable contact information for a designated Beneficiary using methods allowed by and within the period required by applicable state or federal regulations, then, except as otherwise directed by the Contract Owner and in accordance with the terms of the Plan, if any, or as otherwise required under applicable law, We will deem the Participant to have no designated Beneficiary, and We will pay the proceeds to the Participant’s Estate.

4.17 Death Payment Provisions

(a) Death During Accumulation Period.

i.	If the Participant dies during the Accumulation Period, a death benefit is payable. The death benefit is the greater of:

1.	the Accumulation Value of the Participant’s Account on the date We receive proof of death in good order, or
2.	100% of Adjusted Purchase Payment Amount.

ii.	Adjusted Purchase Payment Amount means:
1.	On the issue date of a Participant’s certificate, the Adjusted Purchase Payment Amount shall be the sum of all Purchase Payments under the certificate.
2.

On any date after the issue date of a Participant’s certificate, the Adjusted Purchase Payment Amount shall be increased by additional Purchase Payments made to the certificate and reduced proportionately by all prior Gross Withdrawals as provided in 4.16(a)(iii).

iii.

Each Gross Withdrawal (meaning, all withdrawals of any kind and associated fees and charges and any portion of the Accumulation Value that has been applied to an Annuity Income Option) shall result in a proportionate reduction in the Adjusted Purchase Payment Amount, determined by multiplying the Adjusted Purchase Payment Amount, measured immediately prior to the Gross Withdrawal, by a fraction. Such fraction shall be equal to the Gross Withdrawal divided by the Accumulation Value immediately prior to the Gross Withdrawal.

In the event no Beneficiary or Contingent Beneficiary has been named, or if none of the Beneficiaries survive the Participant, then benefits will be paid as set forth in this Section 4.17(a) consistent with applicable contract or law including the Code and ERISA, and if no such requirements dictate who benefits will be paid to, then to the Participant’s estate. The death benefit is payable at any time the Participant’s Beneficiary selects and in any form the Participant could have selected under the Contract. If any Beneficiary or Contingent Beneficiary does not select a form of payment of the death benefit, then the death benefit will be paid as set forth in this Section 4.17(a) consistent with applicable law including the Code and ERISA.

(b) Death During Annuity Period. If the Participant dies during the Annuity Period, the amount of the death benefit, if any, will be based on the terms of the Annuity Income Option. Unless the Participant elected the Fourth Option, the Beneficiary may elect to receive the death benefit in one of the following forms:

1)

Continuing annuity payments under the terms of the Participant’s Annuity Income Option with the right, for Variable Annuities only, to receive the remaining payments in a lump sum at any time thereafter;

2)	A lump sum; or
3)	Annuity payments under another Annuity Income Option, based on the available lump sum and subject to the applicable limitations of the Code and ERISA.

The lump sum available under these alternatives is the present value of remaining payments, discounted at the Assumed Investment Rate, and based on the current Annuity Unit Value for 2) and

3), or the value next determined after receipt of the request at USL’s Administrative Service Office for 1).

(c) Investment Options and Other Rights. Until the death benefits have been fully paid, the Participant’s Beneficiary will be entitled to exercise all the Investment Options and other rights the Participant can exercise under this Contract. Unpaid death benefits that have not been applied under an Annuity Income Option will have an Accumulation Value determined in the same manner as the Participant’s Accumulation Value.

(d) Proof of Death. Proof of death may be made by sending USL a certified copy of the death certificate, a certified copy of a decree of a court of competent jurisdiction as to death, a written statement by an attending physician, or any other proof satisfactory to USL.

Section 5 – CODE REQUIREMENTS AND RETIREMENT PLAN PROVISIONS

5.01  General – If the Participant’s Purchase Payments are made under a voluntary salary reduction agreement as part of a tax-deferred annuity arrangement under Section 403(b) of the Code, there may not be a separate Plan document, in which case the Contract is the Plan.

5.02 Direct Rollovers – If any benefit payable under this Contract constitutes an “eligible rollover distribution” within the meaning of Section 402 of the Code, the Participant has the right to elect to have such distribution paid directly to an “eligible retirement plan” in a transaction designated under the Code as a “direct rollover.” Before any eligible rollover distribution is made to the Participant, we will provide the Participant with a written explanation of the Participant’s right to make a direct rollover and the tax consequences of making or not making a direct rollover. No surrender, withdrawal, or other benefit distribution that constitutes an eligible rollover distribution will be made to the Participant under this Contract, unless the Code’s requirements applicable to eligible rollover distributions have been satisfied. Except for eligible rollover distributions, We reserve the right to make payments only to the Participant or the Participant’s Beneficiary.

5.03 Plan Provisions –The Contract Owner may impose limits and/or requirements on the Participant consistent with the terms of the Plan, however such Plan provisions do not become part of this Contract.

No such Plan provision shall limit a Participant’s rights under this Contract, unless the Contract Owner has provided USL with written notification of such provision. In no event shall any such Plan provision enlarge USL’s obligations under this Contract.

Section 6 – GENERAL PROVISIONS

6.01 Participant Certificates – We will issue certificates to each Participant. Each certificate will set forth the benefits to which the Participant is entitled under the Contract.

6.02 Vesting – Except as may be provided in the Plan, the Code and ERISA, the Participant’s rights under this Contract are fully vested and nonforfeitable. USL Separate Account RS holds all assets for Variable Investment Options for the exclusive benefit of Participants, Beneficiaries, and other holders of annuity contracts.

6.03 Written Notices to Us – Except as specifically provided otherwise, any notice of change, election, choice, option or other exercise of right given under the Contract must be in a written request or notice in acceptable form and content to Us which is signed and dated by a Participant. Such notice will be deemed effective as of the date of the written request for the change and must be received at Our Administrative Service Center. The change will be subject to action taken by Us before the request is received.

6.04 Change of Contract – We may change this Contract to the extent it is required or deemed advisable to do so in order to conform the Contract to applicable law. In addition, upon at least 30 days’ written notice from the Contract Owner, We may make other changes to this Contract which will apply only to individuals who become Participants after the effective date of such change. All changes We make will be subject to any applicable regulatory requirements.

6.05 Future Participants – We may at our discretion curtail or prohibit new Participants under this Contract upon written notice to the Contract Owner.

6.06 Reports – We will send the Participant a Separate Account financial report twice each year if the Participant has values in any Variable Investment Option. We will send to the Participant, at least annually, a statement showing the dollar value of all investment options, investment performance since the prior statement, and as applicable, the number and value of any Variable Accumulation Units credited to the Participant’s Account. All statements will be mailed within two months of the date of the information.

6.07 Voting Rights – We will hold the voting rights on all shares held in the Separate Account. To the extent of this Contract’s participation in the Separate Account through one or more Variable Investment Options, We will vote those shares as instructed. Except as otherwise directed by the Contract Owner and pursuant to the Plan, the Participant, or the Beneficiary, if the Participant has died, will have the voting instruction rights prior to the Annuity Date. The annuity payee will have the voting instruction rights on and after the Annuity Date.

6.08 Suspension of Payments – USL reserves the right to suspend or postpone payments or withdrawals under the Separate Account for any period when: (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings); (b) when trading on the New York Stock Exchange is restricted; (c) when an emergency prevents disposal of or determination of the value of shares of the Variable Account Options is not reasonably practicable; or (d) during any other period when the SEC, by order, so permits for the protection of security holders. The Company will notify the New York State Department of Financial Services of any suspension under this Section 6.08.

6.09 Deferral of Cash Surrender or Withdrawal – USL may defer payment of any surrender of amounts accumulated in Fixed Account Options if permitted by applicable law. Deferral shall not exceed six months from the receipt of written notice at the Administrative Service Office in good order. Interest shall be paid if payment is deferred for ten days or more after the date on which the surrender notice was received by USL on fully and accurately completed forms and/or instructions, including any necessary documentation We may require, applicable to any given request from a Participant received at Our Administrative Service Center. Interest will be credited at the rate then currently being credited in the applicable Fixed Account Options.

6.10 Proof of Survival – We reserve the right to require reasonable proof that the Participant and any payee is alive on the date any benefit payment is due. If this proof is not received after requested in writing, We will have the right to make reduced payments or to withhold payments entirely until such reasonable proof is received. Such proof will only be required no more frequently than annually or if We have reasonable suspicion a Participant or a payee is deceased.

6.11 Substitution of Investment Fund Shares – If shares of a particular Investment Fund are not available or if, in the judgment of USL, such shares are no longer appropriate for a Variable Investment Option, shares of another Investment Fund may be substituted for the Investment Fund shares already held under the Variable Investment Options and for those to be purchased by future Purchase Payments or transfers under this Contract. In the event any substitution occurs, USL will notify the Contract Owner in advance of the substitution.

6.12 Minimum Benefit – The paid up annuity, cash surrender or death payment available under this Contract will not be less than the minimum benefits required by any statute of the state in which the Contract is delivered.

6.13 Separate Account – Amounts allocated by Us to a Separate Account shall be owned by Us. The Separate Account assets shall be Our property. All of the assets of the Separate Account are not chargeable with liabilities arising out of any business of USL, provided that the portion of assets of the Separate Account not chargeable, with liabilities arising out of any other business of USL shall not exceed the following: (a) the assets purchased with considerations allocated to the Separate Account by the Contract Owner or Participate certificate holder; minus (b) any benefits paid from such assets; minus (c) any charges taken from such assets under the terms of the Contract or a Participate certificate; minus (d) any Contract Owner or Participant certificate holder initiated transfers of such assets out of the Separate Account; plus (e) the net investment returns earned on the net amount of such assets.

6.14 Merger or Closure of the One or More Investment Funds – The following provisions will apply in the event of closure of or changes to the Short Term Fixed Account and the Fixed Account Plus or to one or more of the Investment Funds underlying the Variable Investment Options in the Separate Account described in Section 3.02:

(a)

If the Short Term Fixed Account and/or the Fixed Account Plus, or an Investment Fund, is closed to new Purchase Payments and/or new transfers, and absent alternate directions from You, amounts that otherwise would have been deposited into the closed Fixed Account Option(s) will be invested in a money market fund Variable Investment Option, if available, or otherwise, in the Short Term Fixed Account, and with respect to a closed Variable Investment Option(s), amounts that otherwise would have been deposited into the closed Variable Investment Option will be invested in such other Investment Option(s), as consistent with applicable law.

(b)

If a change is made to one or more of the underlying Investment Funds, through a merger or other fund action, upon official notification of such fund action(s) the Company will make reasonable efforts to provide advance notice to the Plan of any relevant changes.

(c)

If an Investment Fund then available in the Plan (“Merged Fund”) is to be merged with and into an Investment Fund that is not available in the Plan (“Surviving Fund”): (i) the Plan may direct assets in the Investment Option invested in the Merged Fund, and any future contributions that would be allocated to such Variable Investment Option, to another Variable Investment Option available in the Contract; or (ii) if prior to the effective date of a fund merger, a Plan has not provided to the Company any directions under Section 6.14(b) or Section 6.14(c)(i), then: (x), the Contract shall default to inclusion of the Variable Investment Option invested in the Surviving Fund, (y) Plan assets in the Variable Investment Option invested in the Merged Fund shall be allocated to the Variable Investment Option invested in the Surviving Fund upon the effective date(s) of the fund merger, and (z) contribution instructions directing allocations to the Variable Investment Option invested in the Merged Fund at the effective date of the merger shall be redirected to the Variable Investment Option invested in the Surviving Fund following the effective date(s) of the fund merger, until or unless alternate direction is provided by or on behalf of the Plan.

6.15  Termination of the Contract by USL – USL may suspend this Contract by giving written notice as otherwise provided in this Contract or if it is determined that Purchase Payments do not comply with the requirements of the Code or ERISA. Upon depletion of all the assets under the Contract, the Contract will terminate, and USL will be relieved of all further liability, except with respect to any Annuities purchased on behalf of Participants.

6.16  Forfeiture – If the Plan under which this Contract is held includes an account reflecting amounts previously forfeited by Participants pursuant to the Plan’s vesting schedule, or other amounts which, consistent with the terms of the Plan, will not be allocated to Participant Accounts (including amounts which may be allocated to such Participant Accounts at a later date), then except as otherwise directed by the Employer or other authorized Plan representative and agreed by the Company:

(a)	Such amounts shall be maintained in a separate unallocated fixed investment option under the Contract’s fixed investment option with the shortest holding period requirement;
(b)

Interest or crediting rates determined with respect to such separate option shall be guaranteed for not less than one calendar year at a rate that is not less than the minimum rate otherwise guaranteed for the life of the Contract; and

(c)	Notwithstanding any provision of the Contract to the contrary, no restrictions, limitations or charges shall apply to the allocation of such amounts to Participant Accounts.

6.17  Distributed Contract – The Contract Owner may direct the distribution of a fully paid-up Certificate from the Contract Owner’s Plan, in which case all rights otherwise reserved in the Certificate to the Contract Owner, the Plan, or an agent of either the Contract Owner or the Plan (other than the limited authority to hold a group annuity contract, if applicable, without exercising rights thereunder) are hereby terminated, and such rights are reserved solely to the Participant.

6.18  Applicable Law—This Contract has been delivered to You or a designated representative in the State of New York. This Contract will be construed in accordance with and governed by applicable law of the State of New York.

6.19 Non-Participating Contract – This Contract is non-participating and does not share in the profits or surplus of USL.

CUSTOMER SERVICE INFORMATION

If you have any questions regarding this Contract, please call us at

[1-800-448-2542] or write:

The United States Life Insurance Company in the City of New York

[Retirement Services Center, P.O. Box 15648, Amarillo, Texas 79105]

© The United States Life Insurance Company in the City of New York. All rights reserved.